February 26, 2010

Prospectus

Legg Mason ClearBridge

Equity Fund

Class : Ticker Symbol

A	: LMQAX
C	: LMQCX
FI
R
R1
I	: LMQIX
O	: SABRX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page [    ] under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page [    ] under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class O
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00	None	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class O
Management fees	0.63	0.63	0.63	0.63	0.63	0.63	0.63
Distribution and service (12b-1) fees	0.25	1.00	0.25	0.50	1.00	None	None
Other expenses	0.33	0.28	0.26[1]	0.26[1]	0.26[1]	0.25	0.18
Total annual fund operating expenses	1.21	1.91	1.14	1.39	1.89	0.88	0.81

[1]	“Other expenses” for Class FI, Class R and Class R1 shares have been estimated because no Class FI, Class R or Class R1 shares were outstanding during the fund’s last fiscal year.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

2	Legg Mason ClearBridge Equity Fund

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	687	929	1,194	1,950
Class C (with redemption at end of period)	289	590	1,022	2,224
Class C (without redemption at end of period)	189	590	1,022	2,224
Class FI (with or without redemption at end of period)	116	362	627	1,384
Class R (with or without redemption at end of period)	142	441	761	1,669
Class R1 (with or without redemption at end of period)	192	594	1,021	2,212
Class I (with or without redemption at end of period)	84	268	475	1,072
Class O (with or without redemption at end of period)	82	257	448	1,001

Legg Mason ClearBridge Equity Fund	3